EXHIBIT 99.1

Russia: TotalEnergies Acquires 10% of

Arctic Transshipment LLC from Novatek

Saint Petersburg, June 3, 2021 – TotalEnergies has signed a Sale and Purchase Agreement (SPA) with Novatek to acquire 10% of Arctic Transshipment LLC, a wholly owned subsidiary of Novatek, which owns and will operate two liquefied natural gas (LNG) transshipment terminals being built in the Murmansk and Kamchatka regions of Russia.

These terminals will provide export logistics services, including to the Arctic LNG 2 project under construction, and will each initially include a 360,000 m3 floating storage unit (FSU) and two ship-to-ship transfer kits (STS). They will allow for the transshipment of LNG from Arc7 ice class LNG carriers, which provide transport on the iced waters of the Arctic Ocean, to conventional LNG carriers, which take care of the remaining delivery. By limiting the use of Arc7 ice class LNG carriers, this optimization of the logistic reduces the costs and CO2 emissions of the LNG transport.

"We are pleased to have signed this acquisition with Novatek, our long-standing strategic partner, which is in line with our strategy of integration along the entire LNG value chain. These terminals mark an important step in the advancement and consolidation of the Arctic LNG 2 project, and will contribute to the safe and sustainable export of cargoes from our existing and developing Yamal projects,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies, on the occasion of the signature at the Saint Petersburg International Economic Forum.

TotalEnergies is a 19.4% shareholder in Novatek and holds a 20% stake in Yamal LNG, a project that started up in December 2017 and produced more than 18.8 million tons of LNG in 2020. The company also holds a 10% stake in Arctic LNG 2, a project currently under construction and on track to deliver its first LNG cargo in 2023.

TotalEnergies, Second Largest Global LNG Player

TotalEnergies is the world's second largest publicly traded LNG player, with a global portfolio of nearly 50 Mt/y by 2025 and a global market share of around 10%. Thanks to its interests in liquefaction plants in Angola, Australia, Egypt, the United Arab Emirates, the United States, Nigeria, Norway, Oman, Russia and Qatar, the company markets LNG on all world markets. TotalEnergies also benefits from strong and diversified positions throughout the LNG value chain, including gas production, LNG transportation, LNG trading, and some recent development in the LNG industry for maritime transport.

____

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.